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                   NETSCAPE TO ACQUIRE KIVA SOFTWARE

      ACQUISITION POSITIONS NETSCAPE TO BECOME A LEADING PROVIDER OF ENTERPRISE APPLICATION SERVER SOFTWARE FOR INTRANETS EXTRANETS AND
                            THE INTERNET


MOUNTAIN VIEW, Calif. (November 24, 1997) -- Netscape Communications Corporation (NASDAQ: NSCP) today announced it plans to acquire Kiva Software Corporation. The deal will make Netscape a leading provider of application server software for enterprise-class Intranet, Extranet and Internet applications. Upon completion of the transaction, Netscape plans to offer Kiva's application server software to Netscape customers developing and deploying business-critical applications that reach beyond the company to include partners, customers and suppliers. Netscape plans to sell Kiva's leading line of server software through Netscape's direct and indirect sales channels worldwide.

Founded in 1995, Mountain View, California-based Kiva Software is a privately held company with more than 100 employees. With the acquisition, Netscape intends to issue approximately 6.3 million shares of Netscape stock, subject to adjustment, to purchase 100 percent of Kiva stock and options and anticipates that the acquisition will be accounted for as a pooling of interests. Netscape expects the transaction will close in the fourth quarter of 1997, subject to customary approvals. Netscape plans to fold Kiva into Netscape's server products division headed by senior vice president and general manager John M. Paul.

"Netscape's acquisition of Kiva provides an important strategic technology for linking people and businesses together through Intranets, Extranets and the Internet," said Jim Barksdale, president and chief executive officer at Netscape. "Building on our success selling Intranet solutions, Netscape plans to become the leading provider of enterprise-class application server software so customers can extend their corporate Intranet applications out to customers, suppliers, distributors, and partners via Extranets and realize additional business advantages."

"Kiva's mission is to enable Global 2000 companies to pursue new business opportunities by extending their enterprise software applications out to the Internet," said Keng Lim, president and chief executive officer of Kiva. "As part of Netscape, we intend fully realize that mission by delivering, through Netscape's worldwide sales channels, the industry's fastest and most scalable enterprise application server to businesses around the globe."

Major customers in the telecommunications, financial services and electronic commerce markets are already using a combination of Netscape SuiteSpot server software and Kiva software to deliver a real business advantage. Companies including E-Trade, Travelocity, Internet Shopping Network, Hong Kong Telecom and Pacific Bell Internet are using Netscape SuiteSpot and Kiva's application server software to develop and deploy business-critical Intranet and Extranet applications. Together, Netscape and Kiva are enabling companies to differentiate their products and services, strengthen customer relationships, speed time to market, save money and expand business opportunities.
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Last week, Kiva won PCWeek's Best of Comdex award for 'Best Internet
Software' at Comdex '97, the leading computer industry trade show. Kiva was also recently selected by the Red Herring, Computerworld and Data Communications as one of the industry's top privately held technology companies. Kiva's resources together with Netscape's significant resources in the server products division strongly position Netscape to lead the application server market. Netscape's acquisition of Kiva will add leading application server software to Netscape ONE, Netscape's platform for building, deploying and managing next generation Intranet, Extranet and Internet applications.

Kiva's application server software complements Netscape's leading line of Web server software and will enable Netscape to provide customers with a range of products for Web-based applications that scale from the workgroup to the extended enterprise. Netscape Enterprise Server is an industrial-strength Web server that enables the development and deployment of collaborative workgroup applications that combine content, messaging and database access. Kiva's enterprise application server software provides a fundamental infrastructure for Global 2000 companies, systems integrators and value-added resellers implementing business-critical Intranet, Extranet and Internet applications where performance, scalability, availability and rapid deployment are critical to achieving business objectives.

Kiva's application server version 1.5 is available today from Kiva. Pricing for the product is US $35,000 per processor on UNIX and US $25,000 per processor on Windows NT. Kiva's application server 2.0 is scheduled for availability in December 1997. Upon closing of the acquisition, the products are expected to be available through Netscape's sales channels.

Netscape Communications Corporation is a premier provider of open software for linking people and information over enterprise networks and the Internet. The company offers a full line of clients, servers, development tools and commercial applications to create a complete platform for next-generation, live online applications. Traded on NASDAQ under the symbol "NSCP," Netscape Communications Corporation is based in Mountain View, California.

NOTE: Netscape, Netscape Navigator, Netscape ONE and the Netscape N and ships wheel logo are registered trademarks of Netscape Communications Corporation which is registered in the United States and other jurisdictions. Netscape product names are trademarks of Netscape Communications Corporation which may be registered in some jurisdictions.